Exhibit 99.2

ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel
____________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on August 12, 2021
2:00 p.m. Israel time
____________________________________
To Our Shareholders:

Notice is hereby given that the annual general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held at the Company’s offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Thursday, August 12, 2021, at 2:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

The agenda of the Meeting will be as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Anita Leviant and Ehud Gil as directors;

2.	Approval of an amended compensation policy for the Company’s officers and directors;

3.
Approval of an Amended and Restated Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd., Kanir Joint Investments (2005) LP and Keystone R.P. Holdings and Investments Ltd.;

4.	Approval of grant and extension of indemnification undertaking, which includes an undertaking to provide liability insurance, to office holders who are deemed to be controlling shareholders;

5.	Approval of grant and extension of an exemption to office holders who are deemed to be controlling shareholders;

6.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2021 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services; and

7.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2020. This item does not require a shareholder vote.

The Company’s Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying proxy statement, or the Proxy Statement.

Only shareholders of record at the close of business on July 6, 2021, or the Record Date, are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

The Company expects that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about July 7, 2021.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy or via the Electronic System referenced below at the Meeting on the matter presented for passage. However, the approval of the proposals under Items 2-5 is also required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement. Item 7 does not require a shareholder vote.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Second Amended and Restated Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy or via the Electronic System, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

The Company knows of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with the recommendation of the Company’s Board of Directors.

Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s offices at the above address by August 2, 2021. Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov and on the websites of the Israel Securities Authority and Tel Aviv Stock Exchange at http://www.magna.isa.gov.il or http://maya.tase.co.il/, respectively.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than July 8, 2021. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public at the abovementioned websites.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearing house, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the Israel Securities Authority or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a deed of vote, please deliver by any of the aforementioned means, along with the confirmation of ownership, the completed and executed second part of the Hebrew form of the deed of vote, filed with the Israel Securities Authority and Tel Aviv Stock Exchange and available at the websites noted above, which must be received by the Company by 10:00 a.m., Israel time, on August 12, 2021 (four hours prior to the Meeting), to be counted for the Meeting. You will receive from the exchange member who holds the shares on your behalf, by e-mail, for no charge, a link to the text of the deed of vote and to the position notices, if any, unless you notified that you are not interested in receiving such links (provided that such notice was provided with respect to a particular securities account and prior to the Record Date). A shareholder is entitled to contact the Company directly and receive the text of the Hebrew deed of vote and position notices, if any. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six hours before the time fixed for the Meeting (i.e., 8:00 a.m. (Israel time) on August 12, 2021). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

In light of the outbreak of the coronavirus disease 2019 (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting. In the event the Company so elects, the Company will issue a press release or furnish a Form 6-K to the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

You are cordially invited to attend the Meeting. Whether or not you plan to be present at the Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, so that your vote may be recorded. The proxy must be received by the Company’s transfer agent at least 48 hours prior to the appointed time of the Meeting or at the Company’s registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be counted for the Meeting. You may revoke your appointment of proxy up to one hour prior to the Meeting so that you may vote your shares personally.

By Order of the Board of Directors, /s/ Shlomo Nehama Shlomo Nehama Chairman of the Board of Directors

July 1, 2021
- ii -

ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel
____________________________________

PROXY STATEMENT FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on August 12, 2021
2:00 p.m. Israel time
____________________________________

The annual general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay,” the “Company,” “us,” “we” or “our”) will be held at our offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Thursday, August 12, 2021, at 2:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

SOLICITATION OF PROXIES

It is proposed that at the Meeting, resolutions be adopted as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Anita Leviant and Ehud Gil as directors;

2.	Approval of an amended compensation policy for the Company’s officers and directors;

3.
Approval of an Amended and Restated Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd., Kanir Joint Investments (2005) LP and Keystone R.P. Holdings and Investments Ltd.;

4.	Approval of grant and extension of indemnification undertaking, which includes an undertaking to provide liability insurance, to office holders who are deemed to be controlling shareholders;

5.	Approval of grant and extension of an exemption to office holders who are deemed to be controlling shareholders;

6.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2021 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services; and

7.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2020. This item does not require a shareholder vote

The proxy materials are being mailed to our shareholders as of July 6, 2021, or the Record Date, on or about June 7, 2021.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Meeting, either of the proxies, with full power of substitution, will vote, as proxy, the ordinary shares represented thereby at the Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors as set forth below. In order to be counted at the Meeting, your proxy must be received either by our transfer agent by 2:00 p.m. (Israel time) on August 10, 2021 (forty-eight hours prior to the Meeting), or at our registered office in Israel by 10:00 a.m. (Israel time) on August 12, 2021 (four hours prior to the Meeting).

The enclosed form of proxy is solicited by our Board of Directors for use at the Meeting and at any adjournments or postponements of the Meeting. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means.  Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered to us up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date. If you hold your ordinary shares in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your ordinary shares on how to vote your ordinary shares or obtain a legal proxy from the record holder to vote such ordinary shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such ordinary shares.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the Israel Securities Authority or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a deed of vote, please deliver by any of the aforementioned means, along with the confirmation of ownership, the completed and executed second part of the Hebrew form of the deed of vote, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange and available at the websites noted in the notice of the Meeting, which must be received by us by 10:00 a.m., Israel time, on August 12, 2021 (four hours prior to the Meeting), to be counted for the Meeting. You will receive from the exchange member who holds the shares on your behalf, by e-mail, for no charge, a link to the text of the deed of vote and to the position notices, if any, unless you notified that you are not interested in receiving such links (provided that such notice was provided with respect to a particular securities account and prior to the Record Date). Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system, or the Electronic System, of the Israel Securities Authority, or the ISA, up to six hours before the time fixed for the Meeting (i.e., 8:00 a.m. (Israel time) on August 12, 2021). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

In light of the outbreak of the coronavirus disease 2019 (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting. In the event the Company so elects, the Company will issue a press release or furnish a Form 6-K to the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

RECORD DATE; QUORUM

Only shareholders of record at the close of business on July 6, 2021 are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof. As of June 30, 2021, we had 12,839,427 issued and outstanding ordinary shares (this number does not include 258,046 ordinary shares all of which were repurchased by us, that were held by us at that date by us as treasury shares under Israeli law). Each ordinary share, other than ordinary shares held by us as treasury shares, is entitled to be counted for purposes of a quorum and to one vote on each matter to be voted on at the Meeting. Our Second Amended and Restated Articles of Association, or the Articles, do not provide for cumulative voting for the election of directors or for any other purpose.

The presence at the Meeting, in person or by proxy or via the Electronic System, of two or more shareholders holding more than 25% of the voting rights of the Company, will constitute a quorum. All ordinary shares represented in person or by proxy or via the Electronic System (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. If within half an hour from the time appointed for the Meeting a quorum is not present, the meeting shall stand adjourned on the same day, in the next week, at the same time and place and means of communications. The requisite quorum at an adjourned meeting shall be any two or more members, present in person or by proxy or via the Electronic System at the Meeting.

VOTING RIGHTS; REQUIRED VOTES

The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner of the shares. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on “routine” matters. Please note that the uncontested election of directors is not considered a “routine” matter under such rules. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Meeting, unless you provide voting instructions to your brokerage firm or obtain a proxy from your brokerage firm and vote the shares yourself, in person or by proxy.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy or via the Electronic System at the Meeting on the matter presented for passage. However, the approval of the proposals under Items 2-5 is also required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement. Item 7 does not require a shareholder vote.

TERMS OF SERVICE AND EMPLOYMENT OF EXECUTIVE OFFICERS AND DIRECTORS

For information concerning the terms of service and employment of our five most highly compensated office holders during or with respect to the year ended December 31, 2020 see “Item 6.B: Directors, Senior Management and Employees – Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission, or the SEC, on March 31, 2021, or the 2020 Annual Report. An “office holder” is defined under the Israeli Companies Law, 1999, or, as amended from time to time, the Companies Law, as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of June 30, 2021 by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders and on information provided by them.

To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)(6)	3,588,577	27.9%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)	2,605,845	20.3%
Yelin Lapidot Holdings Management Ltd.(7)	1,456,332	11.3%
Clal Insurance Enterprises Holdings Ltd.(8)	1,137,678	8.9%
The Phoenix Holdings Ltd.(9)	658,868	5.1%
___________________________

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from June 30, 2021 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 12,839,427 ordinary shares outstanding as of June 30, 2021. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
The 3,588,577 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,123,604 ordinary shares held by S. Nechama Investments (2008) Ltd., or Nechama Investments, which constitute approximately 24.3% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 3.6% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 27.9% of our outstanding ordinary shares.

(3)
Kanir is an Israeli limited partnership. Kanir Investments Ltd., or Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Ran Fridrich, who is a member of our Board of Directors and our Chief Executive Officer, and Ms. Anat Raphael, the sister of Mr. Ehud Gil who is a member of our Board of Directors, are the sole directors of Kanir Ltd. As a result, Mr. Fridrich and Ms. Raphael may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. In addition, the estate of Mr. Raphael, who passed away in December 2020, is the majority shareholder of Kanir Ltd. and beneficially owns 254,524 ordinary shares, which constitute approximately 2% of our outstanding shares and which constitute, together with Kanir’s holdings, 22.3% of our outstanding ordinary shares. Each of Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)
By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., Mr. Fridrich and Ms. Raphael may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 ordinary shares, which constitute approximately 44.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,232,201 ordinary shares, which constitute 40.8% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Mr. Nehama, he may be deemed to beneficially own approximately 48.2% of our outstanding ordinary shares and, taking into account the shares directly held by the estate of Mr. Raphael, Ms. Raphael may be deemed to beneficially own approximately 46.6% of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(5)
Bonstar Investments Ltd., or Bonstar, an Israeli company, holds 148,567 ordinary shares, which constitute approximately 1.2% of our outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. By virtue of their control over Bonstar, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the ordinary shares owned by Bonstar. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments, except to the extent of their respective pecuniary interest therein, if any.

(6)
The information included in this table concerning the beneficial ownership of Nechama Investments, Kanir, Kanir Ltd., Bonstar, Messrs. Nehama, Fridrich, Joseph Mor and Ishay Mor and Ms. Raphael is based on a Schedule 13D/A submitted on October 13, 2020 and on information provided by the shareholders.

(7)
Based on a Schedule 13G/A submitted on February 2, 2021 by Mr. Dov Yelin, Mr. Yair Lapidot, Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot, and Yelin Lapidot Mutual Funds Management Ltd., or Yelin Lapidot Mutual. According to the Schedule 13G/A: (i) the securities reported therein are beneficially owned as follows: (a) 971,883 ordinary shares, which constitute approximately 7.6% of our outstanding ordinary shares, by mutual funds managed by Yelin Lapidot Mutual and (b) 484,449 ordinary shares, which constitute approximately 3.8% of our outstanding ordinary shares, by provident funds managed by Yelin Lapidot Provident Fund Management Ltd., or Yelin Lapidot Provident, (ii) both Yelin Lapidot Mutual and Yelin Lapidot Provident are wholly-owned subsidiaries of Yelin Lapidot and operate under independent management and make their own independent voting and investment decisions, and (iii) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. Pursuant to the Schedule 13G/A, any economic interest or beneficial ownership in any of the securities covered by the Schedule 13G/A is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and each of Messrs. Yelin and Lapidot, Yelin Lapidot and wholly-owned subsidiaries of Yelin Lapidot, disclaims beneficial ownership of any such securities.

(8)
Based on a Schedule 13G/A submitted on February 16, 2021 by Clal Insurance Enterprises Holdings Ltd., or Clal. Based on the Schedule 13G/A, of the 1,137,678 ordinary shares reported as beneficially owned by Clal: (i) 159,678 ordinary shares are beneficially held for Clal’s own account and (ii) 978,000 ordinary shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal notes in the Schedule 13G/A that the Schedule 13G/A will not constitute an admission that it is the beneficial owner of more than 159,678 ordinary shares.

(9)
Based on information provided by The Phoenix Holdings Ltd. Based on the information provided and public filings made by The Phoenix Holdings Ltd.: (i) the securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of The Phoenix Holdings Ltd., or the Phoenix Subsidiaries, as follows: (a) 69,548 ordinary shares by The Phoenix “nostro” accounts, (b) 111 ordinary shares by Phoenix – Mishtatef, (c) 133,114 ordinary shares by Excellence Investments Kesem Trust funds, (d) 408,565 ordinary shares by Partnership for Israeli shares, (e) 45,677 ordinary shares by Partnership for investing in shares indexes, and (f) 18,810 ordinary shares by Halman – Aldubi Provident and Pension Funds Ltd., after deducting (g) 16,957 ordinary shares sold in short sales by Excellence Investments Market Making, (ii) the Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients, and (iii) each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

REELECTION OF DIRECTORS

Background

At the Meeting, the shareholders will elect directors to serve on our Board of Directors. Our Articles provide that, unless otherwise prescribed by a resolution adopted at a meeting of our shareholders, the Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors appointed as required under the Israeli Companies Law, 1999, or, the Companies Law). The directors (other than the external directors) are elected annually at our annual general meeting of shareholders and remain in office until the next annual general meeting, unless a director has previously resigned, vacated his/her office, or was removed in accordance with our Articles. Our Board of Directors may elect additional directors to the Board of Directors.

Our Board of Directors is currently composed of the following six directors: Shlomo Nehama, Ran Fridrich, Anita Leviant, Ehud Gil, Dr. Michael J. Anghel and Daniel Vaknin. Shlomo Nehama, Ran Fridrich, Anita Leviant and Ehud Gil are standing for reelection. The current service terms of Dr. Michael J. Anghel and Daniel Vaknin, our external directors, expire in January 2022 and December 2023, respectively.

We are unaware of any reason why any of the nominees, if elected, should be unable to serve as a member of our Board of Directors. All nominees listed below have advised the Board of Directors that they intend to serve as members of the Board of Directors if elected.

As a controlled company, within the meaning set forth in the NYSE American Company Guide, we are exempt from the requirement that a majority of a company’s board of directors qualify as independent directors within the meaning set forth in the NYSE American Company Guide and from the NYSE American Company Guide requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in connection with board composition and nominations.

Pursuant to the requirements of Section 224B(a) of the Companies Law, each of the director nominees provided us with a declaration prior to the publication of the notice of annual general meeting of shareholders. These declarations are available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees.

The nominees for directors are:

Name	Age	Position with the Company
Shlomo Nehama	66	Chairman of the Board
Ran Fridrich	68	Director and Chief Executive Officer
Anita Leviant(1)	65	Director
Ehud Gil	46	Director
__________________________
(1)	Member of the Company’s Audit Committee and Compensation Committee.

Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of the largest Israeli banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. He also serves as a director in several philanthropic academic institutions, on a voluntary basis. Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Cargal Ltd. since September 2002 and since 2007 as a director in Plastosac. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a full service platform that offers tailor made solutions, based on legal, financial and regulatory capabilities, in cross border transactions, IPO process and investments. LAGC represents and consults investors and corporations in Fintech and Cyber investments, banking and capital markets. For a period of twenty years, Ms. Leviant held several senior positions with Hapoalim Banking group where she led the group’s international financial projects and cross border transactions, including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a Non-Executive Director in the overseas subsidiaries of the group. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and has been  admitted to  both the Israeli and the New York State Bars. Ms. Leviant currently also serves as President of the Israel-British Chamber of Commerce, Board Member of the Federation of Bi-Lateral Chambers of Commerce and EU-Israel Chamber of commerce and a Co-Founder of the Center for Arbitration and Dispute Resolutions Ltd. Ms. Leviant is a certified mediator.

Ehud Gil has served as a director of Ellomay since November 12, 2020. Mr. Gil has been an entrepreneur in the intersection of security and technology, and a consultant to the Israeli Ministry of Defense. In 2018, Mr. Gil retired from the Israeli Defense Forces, or IDF, at the rank of Lieutenant-Colonel. Prior to his retirement from the IDF, Mr. Gil held various key managerial positions in the IDF and the Israeli Ministry of Defense, including Head of Planning and Control Branch, Head of Training Branch in the General Headquarters of the IDF, and Director of Projects for the IDF.  Mr. Gil holds an M.Ed. (with honors) in Management and Organization of Education Systems from the University of Haifa and a B.Sc. in Materials Engineering from the Ben-Gurion University of the Negev. Mr. Gil is the brother-in-law of the late Mr. Hemi Raphael.

Set forth below is information concerning Dr. Michael J. Anghel and Daniel Vaknin, our external directors:

Dr. Michael J. Anghel has served as an external director of Ellomay since January 24, 2019. From 1977 to 1999, Dr. Anghel led the Discount Investment Corporation Ltd. (one of the major Israeli industrial holding groups) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in personally managing the founding of Cellcom Israel Ltd. (NYSE; TASE: CEL), the largest cellular operator in Israel. In 1999 he founded CAP Ventures - a technology venture company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He led and took part in founding various technology enterprises and has served on the board of directors of various major Israeli corporations and financial institutions including: Elron Electronic Industries Ltd., Elbit Systems Ltd., Nice Ltd., Gilat Satellite Networks Ltd., American Israeli Paper Mills Ltd., Maalot (the Israeli affiliate of Standard and Poor’s), Hapoalim Capital Markets Ltd., Syneron Medical Ltd., Dan Hotels Ltd., the Strauss Group Ltd. and Partner Communications Company Ltd. He also served until recently as the Chairman of the Israeli Center for Educational Technology (Matach). Dr. Anghel currently serves on the board of directors of InMode Ltd. (NASDAQ: INMD) and BiolineRx Ltd. (NASDAQ; TASE: BLRX).  On all boards of directors of the publicly traded companies he served as member or chairman of the audit committees. Prior to launching his business career, Dr. Anghel was a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. in economics from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. in finance, both from Columbia University in New York.

Daniel Vaknin has served as an external director of Ellomay since December 20, 2020. Mr. Vaknin is a financial consultant. Mr. Vaknin currently serves on the Board of Directors of Arad Ltd. (TASE: ARD) and Kardan Israel Ltd. (TASE: KRDI) and served on the Board of Directors of Global Wings Leasing Ltd. (TASE: GKL) until 2020. From 2007 to 2011 Mr. Vaknin served as Chief Executive Officer of Israel Financial Levers Ltd. From 2005 to 2007 Mr. Vaknin served as the Chief Executive Officer of Phoenix Investments and Finance Ltd. From 2004 to 2005 Mr. Vaknin served as the Vice Chief Executive Officer of I.D.B Development Company Ltd. Prior to that Mr. Vaknin was a Senior Partner at Kesselman & Kesselman C.P.A.s, a member firm of PricewaterhouseCoopers International Limited. Mr. Vaknin is a CPA and holds a BA in Economics and Accounting from the Hebrew University in Jerusalem.

As previously approved by our shareholders, we pay our non-executive directors (Anita Leviant, Ehud Gil, Dr. Michael J. Anghel and Daniel Vaknin) remuneration for their services as directors based on the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The current minimum cash amounts applicable to us pursuant to the Compensation Regulations are an annual fee of NIS 52,525 and an attendance fee of NIS 1,855 per meeting (board or committee). These amounts are updated once a year based on increases in the Israeli Consumer Price Index as compared to the base index set forth in the Compensation Regulations. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting. In addition, each of these non-executive directors receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Share Option Plan for Non-Employee Directors.

Messrs. Nehama and Fridrich waived their right to receive the aforementioned director fees and options in connection with the execution of a management services agreement, as amended, or the Current Management Services Agreement, among us, Kanir and Meisaf Blue & White Holdings Ltd., or Meisaf. For more information concerning the Management Services Agreement and proposed amendments to the Management Services Agreement see Item 3 below.

Each of our directors also received an indemnification undertaking and an exemption letter as in effect on the date of their appointment, forms of which were attached as exhibits to our 2020 Annual Report, and each of them is also entitled to be included in our directors and officers’ liability insurance policy. For information concerning the renewal of the indemnification undertaking and exemption for office holders deemed to be controlling shareholders see Items 4 and 5 below.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy or via the Electronic System at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reelect each of Shlomo Nehama, Ran Fridrich, Anita Leviant and Ehud Gil, as directors of the Company to hold office until the next annual general meeting of the Company’s shareholders and until their respective successors are duly elected and qualified.”

Shareholders may vote on the appointment of each director nominee separately on the attached proxy card. Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 2

APPROVAL OF AN AMENDED DIRECTORS AND OFFICERS COMPENSATION POLICY

Background

The Companies Law requires that a public company, such as Ellomay, adopt and implement a compensation policy with respect to the terms of service or employment, including the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement bonuses and any other benefit, payment or undertaking to pay any such amounts, given due to service or employment, or, together, Terms of Service and Employment, of its “office holders.” The Companies Law provides that the compensation policy should be approved by the board of directors, after taking into consideration the recommendation of the compensation committee. The Companies Law further provides for the approval of the compensation policy by the company’s shareholders with the “special majority” requirement set forth below.

Our current compensation policy was initially approved by our shareholders at the annual general meeting held in June 2013 and an updated compensation policy was approved by our shareholders at the annual general meeting held in June 2016 and at the annual general meeting held in June 2019.

General

The Companies Law provides that a compensation policy for a period exceeding three years is required to go through the complete approval process once every three years. In addition, the board of directors is required to periodically examine the compensation policy and the need for adjustments in the event of a material change in the circumstances prevailing during the adoption of the compensation policy or for other reasons. We are therefore proposing the approval of an updated compensation policy, or the Updated Compensation Policy, a copy of which is attached hereto as Exhibit A.

The compensation policy is required to be determined and reevaluated, among other things, in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the Terms of Service and Employment that include variable components – the contribution of the office holder to the achievement of the company’s goal and to the maximization of its profits, all with a long term view and in accordance with the position of the office holder. In addition, the Companies Law requires that a Compensation Policy include, among other things, consideration of certain issues and include certain instructions.

At a meeting held on June 22, 2021, our Compensation Committee, after reviewing the Compensation Policy and a current benchmark study relating to the Chairman and CEO positions performed by a leading Israeli executive compensation consulting firm, and taking into account the considerations required by the Companies Law, discussed the proposed Updated Compensation Policy. Following such discussions, our Compensation Committee recommended the approval by our Board of Directors and by our shareholders of the Updated Compensation Policy. At a meeting held on June 24, 2021, our Board of Directors approved the Updated Compensation Policy and recommended that our shareholders approve it.

The main amendments implemented in the Updated Compensation Policy are:

•	An increase to the maximum monthly base salary for the Chairman and for the CEO to NIS 125,000, with a total cost to the Company not to exceed NIS 150,000;

•
An increase to the maximum annual variable compensation in cash and to the maximum annual equity-based compensation to 8 monthly base salaries each (compared to 6 monthly base salaries each under the current Compensation Policy) and an increase to the aggregate variable performance-based compensation (cash and equity) on an annual basis to 12 monthly base salaries (compared to 9 monthly base salaries under the current Compensation Policy);

•
Changes to the structure of the bonuses for office holders, including a requirement that bonus plans for officers other than the CEO be based at least 50% on company measures and the addition of a discretionary bonus and special bonus, each capped at 3 monthly base salaries on an annual basis, subject to limitations set forth in applicable law, all subject to the aggregate cap for cash variable compensation discussed above and in the Updated Compensation Policy; and

•	Inclusion of terms of directors’ and officers’ liability insurance (coverage limitations).

The description of the main amendments does not purport to be a complete summary of the amendments included in the Updated Compensation Policy and is qualified in its entirety by reference to the full text of the Updated Compensation Policy and proposed amendments set forth in Exhibit A. The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~”.

In adopting the resolutions set forth above, our Compensation Committee and Board of Directors noted that the proposed amendments reflect and support the changes in the scope and nature of operations of the Company during recent years, the significant expansion of the Company’s project development activities, the increase in the Company’s assets and the diversification of its energy manufacturing operations from photovoltaic operations to the waste-to-energy and pumped storage and electricity storage operations, the long-term goals and needs of the Company, the financing activities undertaken by the Company, both in connection with financing of projects and in connection with public and private issuances of debt and equity, the complexity of the management and control of ongoing operations and projects under various stages of development and the need to provide the Compensation Committee and the Board of Directors the tools to appropriately compensate and incentivize the Company’s officers in light of the challenges and evolving nature of the Company’s business and operations, the Company’s long-term goals and the competition in the market for qualified personnel.

The Companies Law provides that a company’s board of directors may approve a compensation policy even in the event it was not approved by the shareholders; provided that the compensation committee and thereafter the board of directors resolved, based on reasons that will be set forth in the resolutions and after an additional discussion concerning the compensation policy, that the approval of the compensation policy despite of the objection of the company’s shareholders is for the benefit of the company.

Required Vote

The approval of the Updated Compensation Policy by our shareholders requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy or via the Electronic System, and voting on the matter; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Compensation Policy or (ii) the total number of shares voted against the approval of the Compensation Policy by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company. A person is deemed to control a company if he holds, alone or together with others, one half or more of the “means of control” in the company. Based, among other things, on their holdings in our shares and the 2008 Shareholders Agreement, Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, Nechama Investments, Kanir and the estate of Mr. Hemi Raphael, are each deemed to be our “controlling shareholders” for purposes of the required “special majority” and may also be deemed to have a “personal interest” in the approval of the Updated Compensation Policy due to the positions they hold.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a “controlling shareholder” or has a “personal interest” in the approval of the Updated Compensation Policy. Otherwise, the shareholder is not eligible to vote on this proposal.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family or of the shareholder’s spouse’s family (or a spouse thereof) or a personal interest of a company with respect to which the shareholder (or any of the aforementioned family members) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest as explained above on the form of the deed of vote that we will file on MAGNA, the website of the Israel Securities Authority.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the Updated Compensation Policy attached to the Proxy Statement as Exhibit A.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a controlling shareholder or has a “personal interest” in the approval of the proposal as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 3

APPROVAL OF AN AMENDED AND RESTATED MANAGEMENT SERVICES AGREEMENT
 AMONG THE COMPANY, MEISAF, KANIR
AND KEYSTONE R.P. HOLDINGS AND INVESTMENTS LTD.

Background

Since March 31, 2008, Meisaf, an Israeli company wholly-owned by Mr. Shlomo Nehama, our Chairman of the Board, a controlling shareholder and a director nominee, and Kanir, another controlling shareholder, have been providing us management and board services in accordance with the Current Management Services Agreement. The Current Management Services Agreement and its amendments are attached as Exhibits 4.6, 4.10 and 4.17, to our 2020 Annual Report. As noted above, Mr. Ran Fridrich, our CEO and a director nominee, is one of the two board members of Kanir Ltd., the general partner of Kanir.

Pursuant to the Current Management Services Agreement, Meisaf and Kanir provide management services and board services and advise and provide assistance to our management concerning our affairs and business. Until December 2020, these services were provided by Mr. Nehama, who serves as the Chairman of our Board or Directors, Mr. Fridrich, who serves as our CEO, and the late Mr. Hemi Raphael, who served as an active director and as a member of the board of directors of Dorad Energy Ltd., or Dorad.

The Current Management Services Agreement provides that in consideration for the performance of the management services and the service of their representatives as members of our Board of Directors, Meisaf and Kanir will be paid an aggregate annual fee in the amount of $400,000, in equal parts and quarterly payments. Meisaf and Kanir are also entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them in connection with the provision of the services, as customary in the Company. We also provide Messrs. Nehama and Fridrich with office space and secretarial and office services in connection with their services to us and will continue to do so for the duration of the Management Services Agreement. The Current Management Services Agreement includes a waiver by the Board of Directors representatives of Meisaf and Kanir of any director fees and options to purchase our ordinary shares that they may be entitled to as a result of their service on our Board of Directors, and Kanir and Mr. Fridrich have also waived any additional fees or benefits in connection with the provision of CEO services by Mr. Ran Fridrich since January 2009.

The term of the Current Management Services Agreement was extended by our shareholders several times and is currently due to expire, unless terminated earlier, on June 17, 2022.

On November 12, 2020, Mr. Hemi Raphael resigned from our Board of Directors for personal reasons. Mr. Raphael passed away during December 2020. On March 29, 2021, our Audit Committee and Compensation Committee discussed the materiality of the cessation of services previously provided by the late Mr. Raphael under the Management Services Agreement through Kanir. The Audit Committee and Compensation Committee resolved that in light of the change in scope of services from Kanir during the first quarter of 2021, the payment due to Kanir under the Management Services Agreement at the end of the first quarter of 2021 will be reduced to 66%, taking into account the reduction in the scope of services and the continued provision of services by Mr. Fridrich during such period, including the appointment of Mr. Fridrich as a member of the Dorad Board of Directors, replacing late Mr. Raphael. The Audit Committee and Compensation Committee further resolved that following receipt of a benchmark report regarding similar agreements and further discussions by the Audit Committee and Compensation Committee, revisions to the Management Services Agreement will be discussed and then presented for the approval of our shareholders. At a meeting held on June 22, 2021, our Audit Committee resolved to pay the reduced payment mentioned above also for the second quarter of 2021.

General

At the Meeting, our shareholders will be asked to approve an amended and restated management services agreement, or the New Management Services Agreement, among us, Meisaf, Kanir and Keystone R.P. Holdings and Investments Ltd., a private company wholly-owned by Mr. Ran Fridrich, or Keystone, as set forth herein.

On March 29, 2021 our Audit Committee resolved that under the circumstances and given the experience of Messrs. Nehama and Fridrich in our field of operations, the positions held by them in our company and our subsidiaries and affiliates, their in-depth knowledge and familiarity with our business, including our business prospects, business plans, ongoing projects and long-term goals, and the nature of the services provided under the Current Management Services Agreement and expected to be provided under the New Management Services Agreement, a ‘competitive procedure’ is not appropriate for a proper examination of the Current Management Services Agreement and any updates thereto. In light of the above, our Audit Committee determined that the ‘other procedures’ that should be undertaking in order to properly examine proposed updates to the terms of the Current Management Services Agreement are a benchmark study of the alternative compensation that would have been paid by us for similar services performed by a leading Israeli executive compensation consulting firm and a comparison of the proposed aggregate consideration to our proposed Updated Compensation Policy.

At meetings held by our Audit Committee and Compensation Committee on June 22, 2021 and by our Board of Directors on June 24, 2021, the members of such committees and our Board of Directors (excluding Messrs. Nehama, Fridrich and Gil, who is the brother of Ms. Raphael) deliberated and discussed the proposed New Management Services Agreement after reviewing the Current Management Services Agreement in order to determine which, if any, updates and revisions were advisable.

In their deliberations, our Compensation Committee, Audit Committee and Board of Directors contemplated, among other things, the considerations and issues as required by the Companies Law, including such considerations and issues required in connection with the approval of the Terms of Service and Employment of office holders and of persons deemed to be controlling shareholders. Our Compensation Committee and Audit Committee and our Board of Directors considered, among other things:

•
The alternative cost of obtaining the services of an active chairman of the board and of employing a chief executive officer, based on the Updated Compensation Policy as recommended by our Compensation Committee and approved by our Board of Directors and on the compensation terms for similar positions as reflected in the benchmark study referred to in Item 2 above and noted that the compensation under the Current Management Services Agreement is in the range of the minimum compensation amounts and the requested increase is in line with the average compensation paid to persons performing similar positions as reflected in the benchmark study;

•
The extent of time, scope and nature of services provided by Messrs. Nehama and Fridrich, and the contribution of Messrs. Nehama and Fridrich to the business and operations of the Company, which have undergone substantial changes and have increased and diversified in recent years and which includes Mr. Fridrich’s active participation as a board member of Dorad, the ongoing management of our operations, evaluating, negotiating and consummating business acquisitions and dispositions, the management of our funds and financial affairs, discussions with potential investors, and the management of our investor relations activities and of our financing activities;

•	The waiver by Messrs. Nehama and Fridrich of director fees and options that they would otherwise have been entitled to receive under our Updated Compensation Policy; and

•	The increase in compensation is in line with the proposed amendments to our compensation policy as included in the Updated Compensation Policy attached hereto as Exhibit A.

In light of the ongoing and expected future contribution and involvement of the service providers under the New Management Services Agreement to and in our business and operations, our Compensation Committee, Audit Committee and Board of Directors discussed and approved, and each recommended that our shareholders approve, the New Management Services Agreement and determined that the New Management Agreement is for the benefit of the Company. Our Audit Committee and Board of Directors further determined that the New Management Services Agreement does not involve a distribution (as such term is defined in the Companies Law).

The form of the New Management Services Agreement, is attached hereto as Exhibit B. The main terms of the New Management Services agreement are as follows:

•
Meisaf, Kanir and Keystone, through their employees, officers and directors, will assist the Company in all aspects of the management of the Company and advise as required from time to time by the Company;

•	The position of the CEO, held by Mr. Fridrich, is set at a full-time position and the position of the Chairman of the Board, held by Mr. Nehama, is set at no less than a 77% position;

•	The CEO services will be provided by Mr. Fridrich through Kanir and Keystone, and the Chairman services will be provided by Mr. Nehama through Meisaf;

•
Meisaf, Kanir and Keystone are also entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them or any of their employees, directors or officers in connection with the provision of the services;

•
The management fees are updated as follows: (i) to Meisaf, an annual amount of NIS 1,386,000 (NIS 115,500 on a monthly basis) plus applicable VAT and (ii) to Kanir and Keystone, an aggregate annual amount of NIS 1,800,000 (NIS 150,000 on a monthly basis) plus applicable VAT, in an initial division of NIS 660,000 to Kanir and NIS 1,140,000 to Keystone or such other division as notified in writing to the Company by Kanir and Keystone;

•
The management fee is the full and final compensation for the provision of the services and shall be in lieu of any and all payments that are due to the Service Providers as Board members, including the right to receive the options to purchase ordinary shares of the Company in accordance with the Company’s 1998 Share Option Plan for Non-Employee Directors;

•
The New Management Services Agreement will be effective as of July 1, 2021 and will be in effect until the earlier of: (i) June 30, 2024, (ii) the termination of service of Messrs. Nehama and Fridrich on our Board of Directors,  (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf, Kanir and Keystone to the Company or by the Company to Meisaf, Kanir and Keystone, or (iv) the cessation of provision of Chairman and CEO services. In the event only Meisaf ceases to provide services or only Keystone and Kanir cease to provide services, the New Management Services Agreement will continue in full force and effect with respect to the other parties, mutatis mutandis; and

•
Kanir, Meisaf and Keystone serve as independent contractors of the Company and each of them is solely responsible to any payment it is required to pay its employees and representatives and undertake to indemnify the Company in the event the Company suffers any damage due to a determination that any of them or their affiliates are employees of the Company.

The description of the New Management Services Agreement does not purport to be a complete summary of the New Management Services Agreement and is qualified in its entirety by reference to the full text of the New Management Services Agreement set forth in Exhibit B.

In the event the New Management Services Agreement is not approved by the requisite majority, the Current Management Services Agreement will continue to remain in effect until terminated or expired in accordance with its terms.

Required Vote

For purposes of the approval process of this resolution, we deem each of Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, Nechama Investments, Kanir and the estate of Mr. Hemi Raphael, to be our “controlling shareholders” for purposes of Section 268 of the Companies Law due to their holdings as set forth above and their respective positions with such entities and the 2008 Shareholders Agreement. Pursuant to Sections 270(4) and 275 of the Companies Law, the receipt of services from a controlling shareholder, including through an entity such controlling shareholder controls, and the Terms of Service and Employment of a controlling shareholder, requires the approval, in the following order, of: our Audit Committee (or Compensation Committee with respect to Terms of Service and Employment of a controlling shareholder), our Board of Directors and the affirmative vote of a majority of our ordinary shares voted in person or by proxy or via the Electronic System at the Meeting, which is also required to satisfy at least one of the following “special majority” conditions: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who do not have a personal interest in the approval of the transaction or (ii) the total number of shares voted against the approval of the transaction by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

This special majority is required whether or not the proposed Terms of Service and Employment are in accordance with a company’s compensation policy. As noted above, in the event our shareholders approve the Updated Compensation Policy, the proposed amendments to the compensation terms will be in accordance with our Updated Compensation Policy.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a “personal interest” in the approval of the proposal. Otherwise, the shareholder is not eligible to vote on this proposal. For a detailed explanation of the term “personal interest,” see “Item 2: Required Vote.”

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the New Management Services Agreement among the Company, Meisaf, Kanir and Keystone attached as Exhibit B to the Proxy Statement and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a controlling shareholder or has a “personal interest” in the approval of the proposal as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 4

GRANT AND RENEWAL OF INDEMNIFICATION UNDERTAKINGS
TO OFFICE HOLDERS DEEMED TO BE CONTROLLING SHAREHOLDERS

Background

The Companies Law permits an Israeli company to undertake to indemnify its office holders in advance and to provide liability insurance covering its office holders against and with respect to certain liabilities, subject to limitations that appear in the Companies Law and provided that such company’s articles permit such indemnification and insurance. Our Articles permit us to provide such indemnification undertakings and to provide such insurance, subject to the limitations imposed by the Companies Law.

The Companies Law provides that a company may undertake to indemnify its office holders in advance if permitted by its articles of association and subject to certain conditions and limitations. Our Articles permit us to undertake to indemnify our office holders in advance subject to the restrictions set forth in the Companies Law.

In addition, the Companies Law provides that a company may not exempt or indemnify an office holder nor enter into an insurance contract which would provide coverage for liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty (however, a company may insure and indemnify against such breach if the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests); (b) a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless made in negligence only; (c) any act of omission done with the intent to derive an illegal personal benefit; or (d) any fine, civil fine, monetary sanction or penalty levied against the office holder. According to the Securities Law, a company cannot insure or indemnify an office holder for an Administrative Enforcement procedure, regarding payments to victims of the infringement or for expenses expended by the office holder with respect to certain proceedings held concerning him or her, including reasonable litigation expenses and legal fees.

General

Pursuant to the Companies Law, the terms of service and employment of controlling shareholders, which include the provision of indemnification undertakings and the provision of liability insurance, cannot continue for more than three consecutive years unless re-approved by the compensation committee, board of directors and shareholders every three years. Our office holders who are also deemed to be controlling shareholders received indemnification undertakings from us, which include an undertaking to provide liability insurance in a minimum coverage amount of $10 million, in connection with the shareholders meeting held on June 21, 2018. Therefore, we are proposing to approve the grant and renewal of indemnification undertakings to office holders deemed to be controlling shareholders (Messrs. Nehama and Fridrich, both of whom we deem to be controlling shareholders for purposes of the approval of terms of service and employment due to their relationships with controlling shareholders) in the form identical to the form of indemnification undertaking previously approved by our shareholders for grant to all of our current and future office holders, including those who are not deemed to be controlling shareholders. The form of indemnification undertaking is attached as Exhibit 4.4 to our 2020 Annual Report.

The form of indemnification undertaking also includes a provision of an exemption to the recipient of the undertaking, which is presented for approval under Item 5 below. Should the proposal under Item 5 below not be approved by the requisite majority, the form of indemnification undertaking and exemption letter of the office holders deemed to be controlling shareholders will be revised to remove any references to an exemption.

Our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the grant and renewal of our form of indemnification undertaking, including the provision of liability insurance as set forth therein, to office holders who are deemed to be controlling shareholders and determined that this resolution is for the benefit of the Company. In addition, in connection with such approval, our Audit Committee reviewed and confirmed that the indemnification undertaking proposed to be granted and renewed herein is in accordance with our Compensation Policy and proposed Updated Compensation Policy and is the same as the form of indemnification undertaking previously and currently granted to our office holders who are not deemed to be controlling shareholders.

For the avoidance of doubt, if the proposal under this Item 4 is not approved, the validity of the provision of liability insurance to our current and future office holders who are deemed to be controlling shareholders as most recently approved in the shareholders meeting held on May 13, 2020 will not be affected.

Required Vote

For more information concerning the required approval process of terms of service and employment of persons deemed to be controlling shareholders see Item 3 under “Required Vote.”

Proposal

At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the grant and renewal of the Company’s form of indemnification undertaking, which includes an undertaking to provide liability insurance, to office holders who are deemed to be controlling shareholders, effective June 21, 2021, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a controlling shareholder has a “personal interest” in the approval of this proposal, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 5

PROVISION AND RENEWAL OF AN EXEMPTION
TO OFFICE HOLDERS DEEMED TO BE CONTROLLING SHAREHOLDERS

General

The Companies Law permits companies to exempt office holders from certain duties to the extent the articles of such companies permit such an exemption.

As permitted by our Articles and Compensation Policy, we previously granted an exemption to all of our office holders, including office holders deemed to be controlling shareholders, which exemption is included in the indemnification undertaking approved at our shareholders held on June 21, 2018.

Our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the provision and renewal of an exemption to office holders who are deemed to be controlling shareholders (Messrs. Nehama and Fridrich, both of whom we deem to be controlling shareholders for purposes of the approval of terms of service and employment due to their relationships with controlling shareholders), and determined that this resolution is for the benefit of the Company. In addition, in connection with such approval, our Audit Committee reviewed and confirmed that the exemption proposed to be granted and renewed herein is in accordance with our Compensation Policy and proposed Updated Compensation Policy and is the same as the exemption previously and currently granted to our office holders who are not deemed to be controlling shareholders.

Required Vote

For more information concerning the required approval process of terms of service and employment of persons deemed to be controlling shareholders see Item 3 under “Required Vote.”

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the provision and renewal of an exemption to office holders deemed to be controlling shareholders, effective June 21, 2021, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a controlling shareholder has a “personal interest” in the approval of this proposal, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 6

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Shareholders will be asked to reappoint Somekh Chaikin, a member of KPMG International, as our independent auditors for the year ending December 31, 2021 and until the next annual general meeting of our shareholders and to authorize our Board of Directors to approve their fees, following the approval of our Audit Committee, in accordance with the volume and nature of their services. Somekh Chaikin have been our independent auditors since December 2011.

The following table sets forth the fees paid by us and our subsidiaries to our principal independent registered public accounting firms during 2019 and 2020:

	2019	2020
	(euro in thousands)
Audit Fees(1)	192	236
Audit-Related Fees(2)	25	34
Tax Fees(3)	39	31
Total	256	301
______________________
(1)
Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)	Including professional services related to due diligence investigations.
(3)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services and tax planning performed during the fiscal year.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by or via the Electronic System proxy at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2021, and until the next annual general meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 7

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

As required by the Companies Law, our independent auditors’ report and audited consolidated financial statements for the fiscal year ended December 31, 2020, will be presented for discussion at the Meeting.

Our audited financial statements for the year ended December 31, 2020 are included in our 2020 Annual Report on Form 20-F, which was filed with the SEC on March 31, 2021. You may receive a hard copy of the complete audited financial statements for the fiscal year ended December 31, 2020, free of charge, upon request. You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC’s public reference room at Room 1580, 100 F Street, N.E, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that we file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

This item will not involve a vote of the shareholders.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of the Company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than July 8, 2021. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than July 15, 2021 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is intended that the persons named as proxies, or either one of them, will vote the shares in accordance with the recommendation of our Board of Directors.

By Order of the Board of Directors, /s/ Shlomo Nehama Shlomo Nehama Chairman of the Board of Directors

Tel Aviv, Israel
July 1, 2021

Exhibit A

Ellomay Capital Ltd.

Directors and Officers Compensation Policy

~~A s approved on June 18, 2013 and updated on July 5, 2016~~ (as updated
August [ ], 2021)
1.	Objectives & Content

In this document we will define and detail Ellomay Capital Ltd.’s (the “Company” or “Ellomay”) compensation policy regarding the Company’s Directors and  Officers (CEO, CEO's direct reports) (the “Compensation Policy”).

The publication of the Compensation Policy is intended to increase the transparency and visibility of Ellomay's activities regarding all aspects of its Directors’ and Officers’ compensation and to enhance its shareholders' ability to influence the compensation of the Company's Directors and Officers.

The Compensation Policy is worded in the masculine form only for purposes of convenience and is designated for equal and identical application to women and men, without any difference or change.

It is stressed that this Compensation Policy does not grant any rights to the Company’s Directors and Officers, and the adoption of this Compensation Policy per se will not grant any of the Company’s Directors and Officers a right to receive any component of compensation set forth in this Compensation Policy. The components of compensation to which a Director or  Officer will be entitled  will be exclusively those that are determined specifically in relation to him in accordance with the requirements of the Israeli Companies Law, 1999 and the regulations promulgated thereunder (together, the “Companies Law”).

It is clarified that in the event a Director or Officer receives compensation that is less than the compensation in accordance with this Compensation Policy, it will not be regarded as a deviation from this Compensation Policy, and such terms of his service or employment will not necessitate the approval of the General Meeting that is required in the event of approval of terms of service and employment that deviate from the compensation policy.
2.	General

2.1.	Compensation Policy Purposes:

The Compensation Policy is designed to support the achievement of the Company's long term work plan goals and ensure that:
2.1.1.	Officers' interests are as closely as possible aligned with the interests of Ellomay's shareholders;

2.1.2.	The correlation between pay and performance will be enhanced;

2.1.3.	Ellomay will be able to recruit and retain top level senior managers capable of leading the Company to further business success and facing the challenges ahead;

2.1.4.	Ellomay’s Officers will be motivated to achieve a high level of business performance without taking unreasonable risks;

2.1.5.	An appropriate balance will be established between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation.

2.2.	The organs involved in the determination of the Compensation Policy are:

2.2.1.
Compensation Committee – Provides the BOD (as hereinafter defined) with recommendations regarding the appropriate Compensation Policy, the required updates to the Compensation Policy and its renewal and approves Directors' and Officers' service and employment terms and conditions.

2.2.2.	Board of Directors (“BOD”) – Approves the Compensation Policy for Directors and Officers and is responsible for periodical reviews of the Compensation Policy and its updating if necessary.

2.2.3.	The General Meeting of Shareholders – Approves the Compensation Policy for Directors and Officers to the extent that such an approval is required by law.

2.3.	Business environment and its impact on Company Officers' compensation:

Ellomay is in the business of energy and infrastructure with operations that currently mainly include production of renewable and clean energy. The Compensation Policy is intended to ensure the Company’s ability to retain  and recruit a dedicated and experienced professional management that will be able to successfully promote the Company’s interests and manage its business, operations and assets.
3.	Compensation of Directors and Officers in view of the Company's Values and Strategy

3.1.	The connection between the Company's results and Officers' compensation:

We believe the total compensation of our Officers should be influenced by our business results as well as each Officer's individual contribution to the achievement of these results.

3.2.	The ratio between the compensation of Directors and Officers and the other employees of the Company (including contractors):

The Compensation Committee and the BOD will review, from time to time, the ratio between the total cost of employment of each of the Directors and Officers and the average and median cost of employment of the rest of the employees (including contractors) and discuss its possible impact on labor relations within the Company.

In the opinion of the Compensation Committee and BOD members, the current ratio is appropriate and reasonable in view of the nature of the Company, its size, the mixture of manpower and its field of operation and has no negative impact on the labor relations within the Company.
4.	Basic Concepts of the Company's Compensation Policy

Directors’ and Officers' compensation should include a number of elements so that each of these elements rewards a different aspect of their overall contribution to the Company’s success:
•
~~Fixed~~ Base Salary, Director Fees or Management Service Fee – Compensates Directors and Officers for the time they devote to performing their roles in the Company and for the daily performance of their tasks. The ~~fixed~~ base salary correlates to the Officer's skills (such as: experience, position knowledge, expertise, education, professional qualifications, etc.), on the one hand, and to the job requirements as well as the authority and responsibilities the job  caries, on the other hand.

•
Social and Incidental Benefits –Several of the social benefits are mandatory according to different local legislation (such as: pension and long term savings, severance pay, vacation, sick leave, etc.), others are provided according to market specific conventions and enable the Company to compete in the working environment (such as education funds and company cars in Israel) and the remainder are meant to complement the Fixed Base Salary and compensate the Officers for expenses incurred in connection with their job requirements (such as: travel expenses or allowances).

•
Variable, Performance Based Rewards (Annual Bonus, Commissions and Grants) – Reward Directors and Officers for their contributions to the Company’s success and achievement of business goals during a defined timeframe.

•
Equity Based Compensation – Designed to strengthen the link between long term shareholders’ returns and the Company’s Directors’ and  Officers’ rewards. This type of reward creates a stronger correlation between Directors’ and Officers’ motivation and interest and the interests of the Company’s shareholders. Another significant effect of Equity Based compensation is its contribution to retention, due to its inherent long term characteristics.

To ensure an adequate fit of all reward elements and the appropriate construction of the Total Compensation Package, all compensation elements of a Company Director or Officer will be presented to the approving organ prior to approval of any specific payment or reward.

5.	Compensation Elements

~~5.1.~~	~~Fixed Compensation:~~

5.1.	~~Fixed Compensation (base salary and benefits)~~ Base Salary:

Base Salary for the Company’s Directors and Officers (other than non-employee and external Directors) for a full-time position will be as detailed in the following table

Position	~~Total Fixed Compensation monthly maximum~~Maximum Monthly Base Salary in NIS** ~~and USD***~~
Chairman*	Up to NIS ~~88~~125,000 ~~NIS (23,250 USD)~~ (total cost to the Company of base salary not to exceed NIS 150,000)
CEO*	Up to NIS ~~110~~125,000 ~~NIS (29,062 USD)~~(total cost to the Company of base salary not to exceed NIS 150,000)
Officer Reporting to CEO	Up to NIS 93,500 ~~NIS (24,703 USD)~~
Active Director*	Up to NIS 66,000 ~~NIS (17,437 USD)~~

* The Company’s Chairman of the BOD~~, CEO~~ and ~~Active Director~~CEO are currently representatives of the Company’s  controlling shareholders and are compensated for their BOD services and for management services based on a management services agreement. Should the Company resolve to retain the services of Directors or Officers performing similar functions who are not representatives of controlling shareholders, this policy will apply.

** These amounts will be linked to increases in the Israeli CPI

~~*** USD rate of 3.785 NIS~~

A deviation of up to 10% above these amounts will not be deemed to deviate from the terms of this Compensation Policy. In the event the Director or Officer is not an employee of the Company (e.g. in the event the he or she is an independent contractor or service provider), the maximum monthly payment will be an amount equal to the cost of employment that the Company would pay in accordance with this Compensation Policy and applicable law had the Director or Officer been an employee of the Company (e.g., payments under Section 5.4 herein).

5.2.	~~Fixed~~ Base Salary Considerations:

5.2.1.	Determining the ~~Fixed~~ Base Salary of the Company’s Officers

The ~~Fixed~~ Base Salary for the Company’s Officers is first determined based on a pre-defined salary range. The range for each position will be based on:
•	Relevant peer group benchmark data.
•	Job requirements, authority and responsibilities the job caries and prior agreements executed with the Officer.
•	Education, skills,expertise,professionalexperienceand achievements of the Officer.
•	Internal ratios between positions and between the Officer and the other employees (including contractors) of the Company.
•	The Company's financial situation, business challenges and goals.

The pay grade, approved within said range, will reflect the Officer's  skills and fit into the intended position.

In Israel, the Company’s Officers are naturally exempt from the provisions of the Israeli Working and Rest Hours Law, as they hold senior managerial positions as defined in such Law. Therefore, they are not entitled to any additional compensation for overtime.

5.2.1.1.	Market Comparisons (Benchmark):

In order to set the ~~Fixed~~ Base Salary (and other compensation elements) ranges for recruitment of Officers to the Company, a comparative compensation study maybe conducted in the relevant market, reviewing similar position holders in comparable companies in the relevant geographies. The comparative study will cover companies meeting as many criteria as possible from the following list:

•	Holding companies, preferably in the areas of renewable and clean energy, life science and hi-tech;
•
Publicly traded companies whose shares are traded on the Tel-Aviv Stock Exchange or Israeli companies whose shares are traded on  the NASDAQ or NYSE markets and their market cap and/or shareholders' equity are close to that of Ellomay;

•	Companies competing with Ellomay for managerial talent and for potential Company Officers in particular;

Companies for which no reliable data can be collected will not be included in the comparison, even if they meet many or even all other criteria.

The comparative study will cover all compensation elements and will present (if data availability allows) the following:
•	Customary ~~Fixed~~ Base Salary range for similar roles (including data distribution);
•	Customary range for Annual Bonus (in terms of percentage of annual salary);

•	Customary range for Equity Based Compensation economic value on the date of grant (in terms of percentage of annual salary);
•	Customary fringe and other benefits.

5.2.1.2.	Internal comparison – gaps between Officers' compensation and between the Officer and the rest of the employees:

Before determining a Company Officer's pay, the following considerations, including their impact on labor relations in the Company, in general, and within the management team in particular, will be taken into account:
•	The ratio between the Officer's compensation and the compensation of all other Company Officers at the same level;
•	The ratio between the Officer's cost of employment and the cost of employment of all other Company employees (including contractors).

These amounts will be reviewed from time to time, compared to prevailing relevant market conditions and cost of living and updated if necessary.
5.2.2.	~~Annual salary~~Salary review principles and indexing:

In order to retain Company Officers for long periods, their ~~Fixed~~ Base Salary will be reviewed from time to time in comparison to similar roles in the relevant market, taking into consideration the  Company's financial situation. If necessary, a pay increase request will be presented to the relevant organs for approval. Automatic indexing mechanism (to the relevant CPI) may apply to the Officers' pay.

5.2.3 Directors Cash Compensation:

The cash compensation of non-employee and external Directors will be determined in accordance with the Compensation Regulations for External Directors and/or the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel), as the case may be, and shall not exceed the maximum compensation permitted by these regulations.

In addition, Directors will be entitled to reimbursement for expenses incurred in the performance of their work, including trips overseas for work purposes.
5.3	Variable compensation:

Variable compensation elements are intended to achieve the following goals:
•
Linking part of the Company’s Officers' compensation to the achievement of business goals and targets which will, in the long term, maximize shareholders’ return and create a joint interest between Company Officers and shareholders;

•	Increasing Company Officers' motivation to achieve long term Company goals; and
•	Correlating part of the Company's pay expenses with its business performance and increasing financial and operational flexibility.

5.3.1.	Ratio between elements of the compensation package

The appropriate ratio between the fixed components of Directors' and Officers' compensation and their variable compensation will be based on the following guidelines ~~are as follows~~:

Position	Maximum Annual Variable Compensation in Cash	Maximum Annual Equity Based Compensation *
Chairman	Up to ~~6~~8 monthly base salaries or the equivalent thereof	--
CEO	Up to ~~6~~8 monthly base salaries or the equivalent thereof	Up to ~~6~~8 monthly base salaries or the equivalent thereof
Officer Reporting to CEO	Up to ~~6~~ 8 monthly base salaries	Up to ~~6~~8 monthly base salaries
Non- Employee and External Directors	--	Fixed grant pursuant to the Company's Option Plan for Non-Employee Directors
Active Director	Up to 6 monthly base salaries or the equivalent thereof	--

*At the time of grant.

The aggregate variable performance based compensation (cash and equity) shall not exceed ~~9~~12 monthly base salaries on an annual basis.
5.3.2.	Bonuses
~~5.3.1.1.~~5.3.2.1.	Annual Bonus Plan Principles

An Annual Bonus Plan may be approved for a specific fiscal year. An Annual Bonus Plan will be approved by the requisite approvals under the Companies Law and will include the following definitions:
•	The duration of the bonus plan;
•
The financial measure for calculating the bonus for a Director or Officer ~~shall~~, which can be ~~chosen from between the~~based on Market Cap, Operating Income ~~or~~, Equity or any other measurable criteria that can be calculated based on the Company’s financial statements;

•	The department or individual objectives for each specific Director or Officer;
•	The percentage from the selected measure that will be paid to each Director or Officer as a bonus;
•
The threshold condition for the payment of the bonus will be quantitative and will be determined in the relevant annual bonus plan (for example, the existence of operating profit during the  plan  period,   EPS, status of projects, etc.);

•	Target Bonus definition – the Target Bonus is the bonus paid when goals are met at precisely 100%.
•
Maximum Bonus – the maximum bonus for a Director or Officer per annum will not exceed ~~6~~8 monthly base salaries and, to the extent the Company does not have profits for such year, the maximum bonus for a Director or Officer for such year will not exceed 2.5 monthly base salaries.

•	The measures and their weights used to assess the Directors' or Officers' success and calculate the bonus.
•
~~Payment terms – to the extent the bonus exceeds 3 monthly base salaries, any such excess will be paid to the Officer or Director only following the approval of the results of the subsequent year and subject to there being no decrease during such subsequent year in the f inancial measure used to calculate the bonus.~~

~~5.3.1.2.~~5.3.2.2.	Defining the Annual Bonus Plan Measures and Targets

As part of the development of an ~~annual~~Annual Bonus Plan, plan measures and annual targets will be set as a basis for the evaluation of ~~Company CEO~~Officers or Directors' performance during the year. The Plan will include 2 types of ~~measures~~criteria:
•
Company Measures – Financial measures for Company performance ~~such as: Market Cap, Operating Income, Equity, etc. These measures will be the same for all Company Officers~~ ,and specific department and ~~Directors and~~individual measurable objectives – that will have a weight of between ~~80~~50%-100% of the total bonus,  depending upon the weight of the managerial appraisal criteria as set forth below.

•
Managerial Appraisal – An evaluation of the performance of each Officer in non-quantitative aspects of their contribution to the Company’s long term success~~.The managerial appraisal score~~ – that will have a weight of up to 20% of the total bonus for the CEO and the Directors and up to 50% of the total bonus for Officers other than the CEO.

~~The Bonus of the CEO and Directors, to the extent it does not exceed the amounts set forth in the Companies Law (currently three monthly salaries per year for all variable compensation), may be based entirely on non-measurable criteria taking into account the  contribution of the director or CEO to the Company.~~

~~Bonuses for Officers other than the CEO may be based entirely on non- measurable criteria, subject to the ranges determined in Section 5.3.1.~~

~~5.3.1.3.~~5.3.2.3.	Setting the Bonus budget; reviewing and reducing bonuses

The total annual bonus budget will be calculated according to the sum of the Maximum Bonuses of all Company Officers participating in the plan.

Following the approval of the bonus plans and of the annual financial reports for the relevant fiscal year, the recommended bonuses will be presented to the Compensation Committee and the BOD.

The Compensation Committee and the BOD will have the authority to reduce the Annual Bonus based on their discretion considering the following aspects:
•	The recipient’s contribution to the development of Company's business beyond the recipient’s direct responsibility;
•	The Quality and speed of the recipient’s reaction to crises and other unexpected events;
•	The overall managerial performance of the recipient’s, motivating employees and leadership.

~~5.3.1.4.~~5.3.2.4.     ~~Grant~~ Bonuses payment and refunding mechanism ~~The Annual Bonuses~~Subject to the payment terms set forth herein, the bonuses based on an annual bonus plan will be paid with the first monthly salary following the review by the BOD, usually immediately following the approval of the annual financial reports.

Each Director and Officer will sign a document committing to refund any part of the annual bonus paid based on financial measures that may in  the future prove to be based on a mistake which will require a restatement of the financial statements during the 3 years following the mistaken report or based on any claw-back mechanism applicable to the Company. Such refund will be made within 6 months of publication of the restated financial statements.

5.3.2.5.	Discretionary Bonus

In addition to or in lieu of bonuses paid under an annual bonus plan or the special bonus set forth below, the Company may pay a discretionary bonus to Officers and Directors, including due to personal and specific achievements, up to a maximum of 3 monthly base salaries per year, subject to limitations set forth in applicable law.

5.3.2.6.	Special Bonus

In addition to or in lieu of bonuses paid under an annual bonus plan ort he discretionary bonus set forth above, the Company may pay a special bonus to Officers and Directors due to special achievements and contribution to the attainment of the Company’s long-term goals, in accordance with the Company’s strategic business plan, including in connection with material projects under development, acquisition or disposition of material assets, financing activities, achievement of project milestones and achievement of department tasks, up to a maximum of 3 monthly base salaries per year, subject to limitations set forth in applicable law.

5.3.2.7.	Bonus Cap

The aggregate bonuses paid to an Officer or Director for a specific year (whether in accordance with an annual bonus plan, a discretionary bonus or a special bonus) will not exceed the limitations set forth in Section 5.3.1.

~~5.3.2.~~5.3.3.      Equity Based Compensation

As part of the overall Directors and Officers compensation package in public companies, it is standard practice to offer a component of equity based compensation, which aims to establish proximity of interest between the relevant Directors and Officers and the shareholders of the Company. Given the long term nature of the equity compensation plans, they support the ability of the Company to retain its senior managers in their positions for a long period.

In light of the advantages that stem from equity compensation plans, Ellomay will consider offering its Directors and Officers the option of participating in an equity compensation plan, based on the following:
~~5.3.2.1.~~5.3.3.1.	Tools of Equity Compensation

The option plan will be defined and implemented in a manner that complies with the requirements of the relevant law of the countries in which the Directors and Officers are residing or are employed. In Israel, the plan will, to the extent possible, comply with the provisions of Section 102 of the Income Tax Ordinance.

The ~~option~~equity grants presented for approval shall include the following details:
•	The maximum number of options to be granted.
•
The value of the equity based compensation (at the time of grant) per year, for each Officer, shall not exceed the amounts set forth in Section 5.3.1 (i.e., for purposes of calculating the value of equity compensation for a specific year, the value of equity compensation will be pro-rated over the vesting period such that the value attributed to a specific year will be the value at the time of grant multiplied by the percentage of  the equity compensation that becomes exercisable during such year).

•	The per-share exercise price of the options will not be lower than the known closing price in the market at the date of grant.
•	The allocation of options between the various Directors and Officers and the existence of reserves for grants to Directors and Officers who may join the Company during the period of the plan.
•
Options granted to Directors under the current option plan of the Company (i.e., an annual option grant of options to acquire 1,000 ordinary shares) will vest in one installment on the  first  anniversary of the grant date. Options granted to Officers will commence vesting on the first anniversary of the grant date and will vest over  a period  of not less than three years from the date of grant.

•	The possibility of defining the maximum value for exercising of an option.
•	The possibility of conditioning the vesting of part or all of the options of some of the Officers upon the achievement of predetermined performance goals.
•	The expiration date of the options shall not be shorter than a year from the vesting date of each portion and shall not be longer than ten years after the grant date;
•	Terms in connection with the option holder leaving the Company (due to dismissal, resignation, and death or disability) and changes in Company ownership.

~~5.3.2.2.~~5.3.3.2.     Option Grants

Subject to the approvals required under the Companies Law, 1999, the Directors and Officers will be granted options to purchase shares of the Company pursuant to the provisions of the approved option plan.

When a new Officer joins the Company during the period of an option plan, the Company will consider granting options to the joining Officer  out of the reserve determined in the relevant option plan.

The Company will grant options to its non-employee and external Directors based on the terms of the applicable option plan of the Company.

~~5.3.2.3.~~5.3.3.3.     Options Exercise

Upon the vesting of each portion of the options granted, each Director and Officer will be entitled to exercise the vested options at his disposal held by the trustee (to the extent relevant).

5.4.	Additional terms and fringe benefits

5.4.1.	Pension, disability and life insurance

The Company will provide all Company Officers with Pension, Long  Term Disability and life Insurance according to local practices and legislation.

The Company’s contributions will be calculated based only on the ~~Fixed~~base Monthly Salary and matching deductions will be made from the Officers' salary.

Officers in Israel will sign the form of the general confirmation of the Labor Minister pursuant to section 14 of the Severance Payment Law,  at the time of the renewal of agreements or the recruitment of a new Officer, and the Company shall contribute the severance payments of the Officer to the pension fund/managers insurance, in accordance  with the Officer’s choice concerning the contributions to pension insurance.
5.4.2.	Education Fund

The Company will contribute to the Education Fund at the rate of 7.5% of each Officer's ~~Fixed~~base Monthly Salary and deduct 2.5% from the Officer's Fixed Monthly Salary and will transfer these sums to an Education Fund to be chosen by the Officer.
5.4.3.	Company Car / Transportation Allowance

The Company will allow Officers to choose to waive part of their salary in lieu of the Company placing a vehicle at their disposal for their personal use, as customary in system of operative leasing. With respect to new Officers, the Company will not bear the cost of the tax applicable to the value of the use of the vehicle.
5.4.4.	Expenses and incidentals

Officers will be entitled for reimbursement for any expenses  incurred  in the course of performing their roles, according to relevant Company procedures.
5.4.5.	Annual Vacation and Sick Leave

Officers will be entitled to annual vacation and sick leave according to applicable law and prevailing Company procedures, taking into consideration any relevant prior tenure in similar roles (or according to local legislation).

5.4.6.	Others

Officers will be entitled to any additional benefits and perquisites according to Company Procedures and any relevant local legislation.
6.	Termination Terms

Company Officers will be entitled to an Advance Notice period prior to termination of employer / employee relations of up to 6 months.

The actual Advance Notice period for each Officer will be determined in the employment agreement of each Officer.

Unless the BOD decides to release the Officer from this obligation, the Officer will be required to continue performing all role responsibilities During the Advance Notice period.
7.	Non-Competition

The Officers will give a written undertaking, at the time of signing the employment agreement with the Company, to refrain from any competition with the Company for a period that shall not be less than six months from the termination date of their employment by the Company.
8.	Indemnification, Exemption and Insurance of Directors and Officers

The Directors and Officers will be covered by a Directors and Officers insurance liability   policy,  to  be  periodically  purchased  by   the   Company,   subject   to the requisite  approvals under  the Companies Law~~.~~   , including run-off insurance for a period of up to seven years. The coverage limit per claim and in the aggregate under the policy may not exceed $15 million and the Company’s Compensation Committee is and will be authorized to increase coverage by up to 30% in any year, as compared to the previous year.

The Company has granted, and will continue to grant, letters of indemnification and exemption letters to its Directors and Officers, subject to the requisite approvals under the Companies Law; provided, however, that the Company may not in the future provide exemption letters to an Officer or Director for an action or transaction in which a controlling shareholder (as such term is defined in the Companies Law) or any other Officer or Director (including an Officer or Director who is not the Officer or Director the Company has undertaken to exempt) has a personal interest (as such term is defined in the Companies Law).

The aggregate indemnification amount payable by the Company to all indemnified persons, pursuant to indemnification undertakings to be granted to Officers and Directors from the adoption date of this limitation, in respect of any occurrence of the events specified in the exhibit to the indemnification undertaking, shall not exceed 25% of the Company’s shareholders’ equity according to the latest reviewed or audited consolidated financial statements approved by  the  Company’s Board of Directors prior to the date on which the indemnification amount is paid.
9.	Policy maintenance – Authority and Responsibility
9.1.	Keeping the Policy current

The CFO is responsible for keeping this Compensation Policy current.
9.2.	Approval of changes to the Compensation Policy

Updates to this Compensation Policy will be approved by the Compensation Committee, the BOD and the General Meeting as required by  Companies Law.

Exhibit B
Amended and Restated Management Services Agreement

This Amended and Restated Management Services Agreement (this “Agreement”) is entered into on August [__], 2021, by and among Ellomay Capital Ltd., a company registered under the laws of the State of Israel (the “Company”), Kanir Joint Investments (2005) Limited Partnership, a limited partnership registered under the laws of the State of Israel (“Kanir”), Keystone R.P. Holdings and Investments Ltd., a company registered under the laws of the State of Israel (“Keystone”) and Meisaf Blue & White Holdings Ltd., a company registered under the laws of the State of Israel (“Meisaf” and, together with Kanir and Keystone, the “Service Providers”).

Whereas,	the Company, Meisaf and Kanir entered into a management services agreement in December 2008 (as amended and extended, the “Management Services Agreement”);

Whereas,
pursuant to the Management Services Agreement, Meisaf provided services, including Chairman services, to the Company and Kanir provided services, including Board membership and CEO services, to the Company;

Whereas,	the Company, Meisaf and Kanir agreed to amend and restate the Management Services Agreement and add Keystone as a party to the Agreement, effective as of July 1, 2021; and

Whereas,
the Company desires to retain management services and Board services from the Service Providers pursuant to the terms and conditions set forth in this Agreement, and the Service Providers agree to provide such services to the Company on such terms and conditions.

Now, Therefore, in consideration of the covenants and conditions hereinafter set forth, the parties hereby agree as follows:

1.	Amendment and Restatement of Management Services Agreement

It is hereby agreed that the Management Services Agreement shall be amended and restated in its entirety, effective as of July 1, 2021, as follows:

2.	Scope of Services

2.1.	Management Services

2.1.1.
The Service Providers, through their employees, officers and directors, will assist the Company in all aspects of the management of the Company, including, but not limited to, any activities to be conducted in connection with the identification and evaluation of the business opportunities, the negotiations and the integration and management of any new operations and will conduct regular meetings and discussions with members of the Company’s management, to assist and advise them on such matters and on any other matters concerning the affairs and business of the Company and render such other management services and advise as may be required from time to time by the Company, including the services of Chief Executive Officer, provided by Mr. Ran Fridrich in a full time position, through Kanir and Keystone (together, the “Management Services”).

2.1.2.
In rendering the Management Services hereunder, the Service Providers shall cooperate with the Company and utilize professional skill and diligence to provide the expertise required in connection with such services. The Service Providers shall dedicate as much time as will be reasonably necessary for the proper performance of the Management Services.

2.1.3.
It is hereby agreed by the parties hereto that the Management Services will be provided primarily by Mr. Ran Fridrich, a shareholder and director of Kanir Investments Ltd., the general partner in Kanir and the sole shareholder and director of Keystone, including his service as the Chief Executive Officer and a Board member of the Company and by Mr. Shlomo Nehama, the sole shareholder and director of Meisaf and who is a director and serves as Chairman of the Board of the Company.

2.2.	Board Services

2.2.1.
Subject to applicable law, until their respective successors are duly elected and qualify, Mr. Ran Fridrich currently serves as a member of the Board of Directors of the Company (the “Director”) and Mr. Shlomo Nehama (“Nehama”) serves as the Chairman of the Board of Directors of the Company (the “Chairman”) in no less than a 77% position. The Director and the Chairman will be active members of the Board and will serve in committees of the Board of which they are appointed (the services rendered by the Director and the Chairman pursuant to this Agreement will be referred hereinafter as the “Board Services”).

2.2.2.
In his capacity as Chairman, Nehama shall (a) preside at meetings of the Board and as chairman of the general meetings of the shareholders of the Company and (b) carry out all other duties vested with the Chairman under law and/or the Company’s Amended and Restated Articles of Association, as amended and restated from time to time (the “Articles”).

2.2.3.
In providing the Board Services, the Director and the Chairman shall be subject to any and all fiduciary and other duties applicable under law and under our Articles upon members of the Board of Directors, and with respect to the Chairman, also duties applicable upon the person holding position of chairman of the board of directors. The Director and  the Chairman shall dedicate as much time as will be reasonably necessary for the proper performance of the Board Services.

2.3.
The parties hereto acknowledge that the Service Providers are active in other businesses, whether alone or with third parties and that they may continue to so act during the term of this Agreement; provided, however, that the scope of the services to be provided hereunder will not be effected and that no conflict of interest arises between such other activities and the provision of the Management Services and Board Services pursuant to this Agreement. The Service Providers undertake to immediately notify the Company in writing in the event an actual or potential conflict of interest arises.

3.	Compensation

3.1.
In consideration of the performance of the Management Services and the Board Services hereunder, the Company shall pay to the Service Providers the following amounts (together, the “Management Fee”) for services provided commencing July 1, 2021: (i) to Meisaf, an annual amount of One Million, Three Hundred Eighty Six Thousand New Israeli Shekels (NIS 1,386,000) and (ii) to Kanir and Keystone an aggregate annual amount of One Million Eight Hundred Thousand New Israeli Shekels (NIS 1,800,000) in an initial division of Six Hundred Sixty Thousand New Israeli Shekels (NIS 660,000) to Kanir and One Million One Hundred Forty Thousand New Israeli Shekels (NIS 1,140,000) to Keystone or such other division as notified in writing to the Company by Keystone and Kanir. The Management Fee will be paid in equal quarterly installments not later than the seventh (7th) day of each calendar quarter for services rendered during the preceding calendar quarter.

3.2.
The Company will reimburse the Service Providers for reasonable out-of-pocket business expenses borne by the Service Providers or any of their employees, directors or officers in connection with the provision of the Management Services and the Board Services, against the submittal of the relevant invoices, receipts and other required documentation to the Company.

3.3.
All payments under this Agreement shall be made against the issuance of valid invoices furnished by the Service Providers to the Company. Value Added Tax (“VAT”) pursuant to applicable law shall be added to all payments hereunder.

3.4.
Except for VAT, the Management Fee shall be inclusive of all taxes that may be incurred by the Company and/or the Service Providers in connection with the payment thereof, and any such taxes shall be borne by the Service Providers and, in the event required, withheld by the Company from the Management Fee. Furthermore, the Management Fee is the full and final compensation for the provision of the Management Services and the Board Services and shall be in lieu of any and all payments that are due to the Directors, including the Chairman, in their capacity as members of the Board or any of its committees to which they are appointed, including the right to receive the options to purchase ordinary shares of the Company in accordance with the Company’s 1998 Share Option Plan for Non-Employee Directors.

4.	Confidential Information

4.1.
The Services Providers agree that any and all Confidential Information (as defined below), which may be provided by the Company or by third parties in connection with the Company to the Services Providers or any of their directors, officers, employees or affiliates under this Agreement is, and shall be, the sole property of the Company or of such third party, and that the Service Providers will keep and will ensure that their aforementioned representatives will keep in confidence all such Confidential Information, and not use, divulge or disclose any Confidential Information to any third party, except for the purposes of this Agreement.

4.2.
For purposes hereof, “Confidential Information” means confidential and proprietary information concerning the business and financial activities of the Company, including, but not limited to, prospective investments, negotiations, financial position, operations, budgets, patents, patent applications, trademarks, copyrights and other intellectual property, and information relating to the same, technologies and products, know how, inventions, research and development activities, trade secrets, and also confidential commercial information such as information relating to customers, suppliers, marketing plans, etc. and shall also include information of the same nature with respect to third parties, which the Company may obtain or receive from third parties or which may be provided to the Service Providers or their representatives in connection with the Company. “Confidential Information” shall not include information generally known to the public, information which was known to the Service Providers prior to the date hereof, information disclosed to the Service Providers by a third party who is not bound by any obligation of confidentiality to the Company or to the third party the subject of such Confidential Information or information required to be disclosed by a competent court or administrative order or other applicable law; provided, however, that in the event information is so required to be disclosed, the Service Providers will immediately inform the Company of the requirement in order to enable the Company or the respective third party to seek an appropriate protective order or other remedy, to consult with the Service Provider with respect to taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section.

5.
Term and Termination.  This Agreement shall be deemed effective as of March 31, 2008 and shall continue to remain in effect until the earlier of: (i) June 30, 2024, (ii) the termination of service of Messrs. Nehama and Fridrich on our Board of Directors,  (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf, Kanir and Keystone to the Company or by the Company to Meisaf, Kanir and Keystone, or (iv) the cessation of provision of Chairman and CEO services. In the event only Meisaf ceases to provide services or only Keystone and Kanir cease to provide services, the Agreement will continue in full force and effect with respect to the other parties, mutatis mutandis.

6.	Independent Contractor.

6.1.
For the avoidance of doubt, it is clarified and agreed that the none of the Services Providers, Messrs. Fridrich and Nehama or any of their affiliates, employees or representatives will be deemed to be employees of the Company, nor shall the payment of the Management Fee by the Company create employee-employer relations between the parties hereto or entitle any of the Services Providers, Messrs. Fridrich and Nehama or any of their affiliates, employees or representatives to any social benefits.

6.2.
The Service Providers and their representatives, including, but not limited to, their agents, employees and affiliates are independent contractors of the Company and are not agents or employees of, and have no authority to bind the Company by contract or otherwise, other than the authority granted by the Company’s Board of Directors to Messrs. Nehama and Fridrich as directors and officers of the Company.

6.3.
Each of the Service Providers will be solely responsible to any payments it is required to pay its employees and representatives pursuant to applicable law and they represent and confirm that they requested the Company to provide the services provided hereunder as service providers and independent contractors under the payment terms and mechanism provided hereunder and each of the Service Providers and Messrs. Nehama and Fridrich, as applicable, hereby undertakes to indemnify the Company and hold it harmless in the event the Company suffers any damage or is required to pay any additional amounts due to such request or due to a determination or a claim that any of them or their employees or affiliates was an employee of the Company. The Service Providers will perform the Management Services under the general direction of the Company.

6.4.
The Services Providers confirm that the consideration determined in this Agreement is based on the cost to the Company of the remuneration that the Services Providers or their representatives would have received from the Company in the event there would have been an employer-employee relationship between them and the Company and undertake that they will not raise, and will ensure that their employees, affiliates and representatives will not raise, any claims to the contrary.

7.	Miscellaneous

7.1.
Entire Agreement. This Agreement contains the entire agreement of the parties with relation to the subject matter hereof, and cancels and supersedes all prior and contemporaneous negotiations, correspondence, understandings and agreements (oral or written) of the parties relating to such subject matter.

7.2.	Amendment. This Agreement may not be modified or amended except by mutual written agreement of the parties.

7.3.
No Waiver. No failure, delay of forbearance of either party in exercising any power or right hereunder shall in any way restrict or diminish such party’s rights and powers under this Agreement, or operate as a waiver of any breach or nonperformance by either party of any terms of conditions hereof.

7.4.
Assignment. Except as provided herein, this Agreement shall not be assigned by a party hereof to a third party without the other party’s prior written consent and any attempt to effect an assignment of this Agreement or any portion thereof without obtaining such consent shall be null and void.

7.5.
Severability. In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein

7.6.
Notices. Any notice under this Agreement shall be in writing and shall be deemed to have been duly given for all purposes: (a) seven (7) days after it is mailed by registered mail; (b) upon the transmittal thereof by telecopier; or (c) upon the manual delivery thereof, to the following addresses

If to the Company:

Ellomay Capital Ltd.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 9988121
Fax: 077-3183464
Attn: Chairperson of the Audit Committee

If to Kanir:

c/o Zohar & Co.
Museum Tower
4 Berkowitz St.
Tel Aviv 6423803, Israel
Fax: 03-5602422
Attn: Ilan Zohar, Adv.

If to Keystone:

51 Shazar Street
Ramat Gan 5224977, Israel
Attn: Mr. Ran Fridrich

If to Meisaf:

Meisaf Blue & White Holdings Ltd.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 9988121
Fax: 03-7971120
Attn: Mr. Shlomo Nehama

; or to such other address as the party specifies in writing.

7.7.
Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

7.8.	Counterparts. This Agreement may be executed in multiple counterparts, including, without limitation, by facsimile signature, which taken together shall constitute a single document.

7.9.
Governing Law. This Agreement shall be governed and enforced in accordance with the laws of the State of Israel and any dispute arising out of or in connection with this Agreement is hereby submitted to the sole and exclusive jurisdiction of the competent courts in Tel Aviv, Israel.

 [Signature Page to Follow]

[Signature Page]

In Witness Whereof, the parties have signed this Management Services Agreement as of the date first set forth above.

Ellomay Capital Ltd. By: _________________ Name: Title: By: _________________ Name: Title:

Kanir Joint Investments (2005) Limited Partnership By: Kanir Investments Ltd., its general partner By: _________________ Name: Ran Fridrich Title: Director	Keystone R.P. Holdings and Investments Ltd. By: _________________ Name: Ran Fridrich Title: Director

Meisaf Blue & White Holdings Ltd. By: _________________ Name: Shlomo Nehama Title: Director

We agree to those terms of this Agreement applicable to each of us, as Chairman of the Board or Chief Executive Officer and Director:

________________________
Shlomo Nehama

______________________
Ran Fridrich